EXHIBIT (a)(1)(D)

Offer to Purchase for Cash

by

Playtika Holding Corp.

Up to 51,813,472 Shares of its Common Stock

At a Cash Purchase Price of $11.58 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 26, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

August 29, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Playtika Holding Corp., a Delaware corporation (the “Company”), is making an offer to purchase for cash up to 51,813,472 shares of common stock, par value $0.01 per share (each, a “Share,” and collectively, “Shares”), at a price equal to $11.58 per Share (the “Purchase Price”) to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer, dated August 29, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter to Transmittal, the “Offer”).

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

When used together with a specific time, the term “Expiration Date” refers to the date on which the Offer expires. Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 51,813,472 Shares in the Offer depending on the number of Shares properly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Date. The Company will purchase (i) 51,813,472 Shares, if 51,813,472 or more Shares are properly tendered and not properly withdrawn or (ii) all Shares properly tendered and not properly withdrawn in the event that less than 51,813,472 Shares are properly tendered and not properly withdrawn. Only Shares properly tendered and not properly withdrawn will be purchased in the Offer upon the terms of and subject to the conditions of the Offer (including provisions described in the Offer to Purchase). Under no circumstances will interest be paid on the Purchase Price for the Shares regardless of any delay in making such payment. All Shares acquired in the Offer, if any, will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to change the Purchase Price and to increase or decrease the number of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, if more than 51,813,472 Shares are tendered in the Offer the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares.

The Company reserves the right, in its sole discretion, to (i) upon the occurrence of any of certain conditions to the Offer more specifically described in the Offer to Purchase, (a) terminate the Offer and return all tendered Shares to the tendering stockholders, (b) extend the Offer and, subject to the withdrawal rights set forth in the Offer to Purchase, retain all of the tendered Shares until the expiration of the Offer as so extended, (c) waive a condition to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares properly tendered and not properly withdrawn prior to the Expiration Date or (d) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of such condition, or (ii) amend the Offer in any respect, subject to applicable law.

If the terms and conditions of the Offer have been satisfied or waived and 51,813,472 Shares or less are properly tendered and not properly withdrawn prior to the Expiration Date, the Company will buy all Shares properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if more than 51,813,472 Shares, or such greater number of shares as the Company may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered and not properly withdrawn shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below. Such proration will apply to all stockholders without priority, including “odd lot” holders (e.g., stockholders who own, beneficially or of record, less than 100 Shares and who properly tender all of those shares). As a result, it is possible that, even if the Offer is completed, all of the Shares that a stockholder tenders in the Offer may not be purchased. If proration of tendered Shares is required, the Company will determine the proration factor promptly following the Expiration Date. Subject to adjustment to avoid the purchase of fractional Shares, proration for each stockholder tendering Shares will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders.

As a result of the foregoing, it is possible that fewer than all Shares tendered by a stockholder will be purchased even though those Shares were properly tendered and not properly withdrawn. Shares not purchased in the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company’s expense promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on a minimum number of Shares being tendered. The Offer is subject to certain conditions and may be amended or terminated by the Company under certain circumstances. See Section 6 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, the Company is enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary (as defined below), or if the procedure for book-entry transfer cannot be completed, before the Expiration Date, as described in Section 3 of the Offer to Purchase;

4.

A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to American Stock Transfer & Trust Company, LLC as Depositary for the Offer.

The Company may be required to withhold up to 25% (for individual stockholders) or 23% (for all other stockholders) of the gross proceeds payable to stockholders who tender their Shares in the Offer. Accordingly, if your client determines to tender Shares in the Offer, you should also request instructions as to whether your client is (i) eligible for an exemption from Israeli withholding tax by completing the enclosed Declaration of Status for Israeli Income Tax Purposes (“Declaration Form”) and attaching additional required documentation confirming their non-Israeli residency or (ii) otherwise eligible for an exemption or a more favorable Israeli withholding tax rate. In general, if your client certifies, by completing the Declaration Form, that it is either (1) NOT a “resident of Israel” for purposes of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”), and if your client is a non-Israeli individual, attaches a copy of their non-Israeli passport, and if your client’s consideration exceeds US$300,000, also attaches a residency certificate from the tax authorities in the stockholder’s country of residency, or (2) a bank, broker or financial institution resident in Israel that (A) is holding the Shares solely on behalf of its beneficial stockholder(s) (so-called “street name” holders), and (B) is obligated, under the provisions of the Ordinance and regulations promulgated thereunder, to withhold Israeli income tax from the cash payment (if any) made by it to its beneficial stockholder (s) with respect to Shares tendered by them and accepted for payment by the Company pursuant to the Offer (an “Eligible Israeli Broker”), your client is eligible for an exemption from Israeli withholding tax. See Section 12 of the Offer to Purchase.

The Company, with the assistance of the Depositary and the Depository Trust Company (“DTC”), has established a procedure whereby, if (and only as long as you may tender the Shares on behalf of your clients pursuant to the Offer) you tender Shares in the Offer through DTC, you will be able to classify, electronically, the Shares into the following categories: (1) Shares that are tendered on behalf of your clients who certified to you, by completing the Declaration Form, that they are eligible for an exemption from Israeli withholding tax (“Category One Shares”), and (2) Shares that are tendered on behalf of your clients who are not eligible for such exemption.

By so classifying, through such DTC system, you will be deemed to certify to the Depositary and to the Company, its withholding agent and other agents or representatives that, based on a careful review of the Declaration Forms received by you, the Shares that you classified as Category One Shares are held by non-Israeli residents and/or Eligible Israeli Broker(s). In addition, in order to confirm your eligibility to make such certification for Category One Shares, you must provide copies of such Declaration Forms as well as any additional required documents (as well as the associated Voluntary Offer Identifier (VOI) number for each account) to the Information Agent utilizing the specialized e-mail address at the end of this notice you will be requested to provide in connection therewith. Regardless, please note that the Israeli Tax Authority (the “ITA”) may have the right to audit, and if denied, such action can result in the imposition of Israeli withholding tax. If you fail to meet the deadlines for tendering shares in the Offer, make untimely classifications or make incorrect classifications, you will be required to claim any withholding tax directly from the ITA. For further details, you may contact either the Company or DTC.

The Company’s Board of Directors (upon the recommendation of the Special Committee of the Board of Directors) has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors (or any committee thereof), American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), or any of the Company’s other representatives or advisors or any representatives or advisors of any of the foregoing makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares. None of the Company, the members of its Board of Directors, the Depositary, the Information Agent, or any of the Company’s other representatives or advisors or any representatives or advisors of any of the foregoing has authorized any person to make any recommendation to you as to whether you should tender or refrain from tendering your Shares. Stockholders should carefully evaluate all information in the Offer to Purchase and the Letter of Transmittal, and should consult their own financial and tax advisors. Stockholders must decide whether to tender or refrain from tendering their Shares and, if deciding to tender, how many Shares to tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and the Letter of Transmittal before making any decision with respect to the Offer.

YOUR PROMPT ACTION IS REQUESTED. THE COMPANY URGES YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 26, 2022, UNLESS THE OFFER IS EXTENDED.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (i) the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal, including any required signature guarantees and any documents required by the Letter of Transmittal, or (b) an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before the Expiration Date by the Depositary at the applicable address set forth on the back cover of the Offer to Purchase or (ii) stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary, or cannot complete the procedures for book-entry transfer prior to the Expiration Date, must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Information Agent, as described in Section 14 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 6 in the Letter of Transmittal.

Any inquiries you may have with respect to the Offer may be addressed to the Information Agent at the address and telephone number listed below.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent for the Offer by calling toll-free at 877-871-1741.

Very truly yours,

Robert Antokol

Chief Executive Officer

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

Please note if you are a direct participant of the Depository Trust Company, you are encouraged to instruct your shareholder clients to return all required documents back to you as their bank/broker. Please provide your shareholder clients with clear and complete instructions.

Banks and brokers should send all required and completed documents on behalf of your shareholder clients to playtikataxdeclaration@dfking.com.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (877) 871-1741

Email: playtika@dfking.com